EXHIBIT 99.1

Westport to Issue Q3 2025 Financial Results on November 10, 2025

VANCOUVER, British Columbia, Oct. 22, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX: WPRT / Nasdaq: WPRT) (“Westport” or “The Company”) announces that the Company will release Q3 2025 financial results on Monday, November 10, 2025, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Tuesday, November 11, 2025.

Time: 9:00 a.m. ET (6:00 a.m. PT)
Call Link:   https://register-conf.media-server.com/register/BI44c6d66e9dc84dd387df0e1ce164a19a
Webcast:   https://investors.westport.com

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website and a replay will be available at https://investors.westport.com.

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@westport.com